SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

American Homes 4 Rent

(Name of Issuer)

Class A common shares of beneficial interest, $0.01 par value per share

(Title of Class of Securities)

02665T 306

(CUSIP Number)

David P. Singelyn, Manager

American Homes 4 Rent, LLC

30601 Agoura Road, Suite 200

Agoura Hills, California 90301

(805) 413-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02665T 306

(1)	Names of reporting persons American Homes 4 Rent, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person With	(7)	Sole voting power 60,484,049*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 60,484,049*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 60,484,049*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 26.1% of all Class A common shares of American Homes 4 Rent and units of American Homes 4 Rent, L.P. beneficially owned
(14)	Type of reporting person OO

*	Consists of: (A) an aggregate of 6,860,783 Class A common shares, (B) an aggregate of 13,787,292 Class A units of American Homes 4 Rent, L.P. (“the Operating Partnership”), which are redeemable for a maximum of 13,787,292 Class A common shares, (C) an aggregate of 31,085,974 Series C units of the Operating Partnership, which are convertible into a maximum of 31,085,974 Class A units of the Operating Partnership, (D) an aggregate of 4,375,000 Series D units of the Operating Partnership, which are convertible into a maximum of 4,375,000 Class A units of the Operating Partnership, and (E) an aggregate of 4,375,000 Series E units of the Operating Partnership, which are convertible into a maximum of 4,375,000 Class A or Series D units of the Operating Partnership. Does not include 635,075 Class B common shares, which provide for voting rights in relation to the number of units of the Operating Partnership held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 02665T 306

(1)	Names of reporting persons David P. Singelyn
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person With	(7)	Sole voting power 60,484,049*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 60,484,049*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 60,484,049*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 26.1% of all Class A common shares of American Homes 4 Rent and units of American Homes 4 Rent, L.P. beneficially owned
(14)	Type of reporting person IN

*	Consists of the following securities held by American Homes 4 Rent, LLC (“AH LLC”): (A) an aggregate of 6,860,783 Class A common shares, (B) an aggregate of 13,787,292 Class A units of American Homes 4 Rent, L.P. (“the Operating Partnership”), which are redeemable for a maximum of 13,787,292 Class A common shares, (C) an aggregate of 31,085,974 Series C units of the Operating Partnership, which are convertible into a maximum of 31,085,974 Class A units of the Operating Partnership, (D) an aggregate of 4,375,000 Series D units of the Operating Partnership, which are convertible into a maximum of 4,375,000 Class A units of the Operating Partnership, and (E) an aggregate of 4,375,000 Series E units of the Operating Partnership, which are convertible into a maximum of 4,375,000 Class A or Series D units of the Operating Partnership. Does not include 635,075 Class B common shares, which provide for voting rights in relation to the number of units of the Operating Partnership held by the Reporting Person. Mr. Singelyn is the sole manager of AH LLC and has voting and investment control over the securities held by AH LLC. Mr. Singelyn disclaims beneficial ownership of the securities held by AH LLC except to the extent of his pecuniary interest therein.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (the “Schedule 13D”) relates to the Class A common shares of beneficial interest, $0.01 par value per share (the “Class A common shares”) of American Homes 4 Rent, a Maryland real estate investment trust (the “Issuer”) and the Class A units, Series C units, Series D units and Series E units (collectively “OP units”) of the operating partnership of the Issuer, American Homes 4 Rent, L.P., a Delaware limited partnership (the “Operating Partnership”). After one year following the date of the initial issuance of the OP units, the Reporting Persons may redeem the OP units at a redemption amount per unit based on the market value of the Class A common shares at the time of redemption. The Issuer, as general partner of the Operating Partnership, has sole discretion to elect whether the redemption right will be satisfied in cash or Class A common shares. The principal executive office of the Issuer is located at 30601 West Agoura Road, Suite 200, Agoura Hills, California 91301.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by American Homes 4 Rent, LLC (“AH LLC”) and David P. Singelyn (together with AH LLC, the “Reporting Persons”).

(b) The address of the Reporting Persons is 30601 West Agoura Road, Suite 200, Agoura Hills, California 91301.

(c) AH LLC is a Delaware limited liability company, which was formed in 2011 to acquire, own, renovate, lease and manage single family residential properties. Following the contribution of substantially all its properties to the Issuer and the acquisition by the Issuer of AH LLC’s advisor and property management subsidiaries, AH LLC is primarily engaged in providing property acquisition and renovation services to the Issuer. Mr. Singelyn is the sole manager of AH LLC and has voting and investment control over the securities held by AH LLC. In addition, Mr. Singelyn is Chief Executive Officer and a trustee of the Issuer. Mr. Singelyn disclaims beneficial ownership of the securities held by AH LLC except to the extent of his pecuniary interest therein.

(d) – (e) During the last five years, neither Reporting Person nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Singelyn is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In October 2012, AH LLC contributed $15,000 cash to acquire 1,000 Class A common shares when the Issuer was formed. In December 2012, pursuant to the terms of a contribution agreement dated as of December 28, 2012, AH LLC received 3,300,000 Class A common shares and 667 Class B common shares of beneficial interest, $0.01 par value per share (the “Class B common shares”) and 32,667 Class A OP units in exchange for 367 single family properties. In February 2013, pursuant to the terms of a contribution agreement between AH LLC and the Issuer, AH LLC received 634,408 Class B common shares and 31,085,974 Series C OP units in exchange for 2,770 single-family properties.

Under the terms of a contribution agreement entered into in December 2012, AH LLC received 653,492 Class A OP units in exchange for 653,492 3.5% convertible perpetual preferred units of the Issuer held by AH LLC. In June 2013, pursuant to the terms of a contribution agreement dated as of May 28, 2013, AH LLC received 4,375,000 Series D OP units and 4,375,000 Series E OP units as consideration for the acquisition by the Issuer of its former manager and former property manager (the “Management Internalization”). In June 2013, pursuant to the terms of a contribution agreement dated as of June 11, 2013, AH LLC also received 12,395,965 Class A OP units in exchange for AH LLC’s interest in a joint venture that held approximately 4,778 single-family properties. Under the terms of a contribution agreement entered into in June 2013, AH LLC received 705,167 Class A OP units from the Operating Partnership in exchange for AH LLC’s equity and promoted interest in a joint venture.

Holders of Class B common shares are generally entitled to 50 votes per share on matters as to which holders of Class A common shares are entitled to vote. In the event a holder of Class B common shares transfers its OP units to a transferee, other than a “qualified transferee”, which includes family members and affiliates of or other entities controlled by such holder, then one Class B common share held by such holder automatically converts into one Class A common share for every 49 OP units transferred by the holder. If the holder of Class B common shares transfers any OP units to a qualified trustee, and then such qualified trustee in turn transfers the same OP units to another qualified trustee of the original transferor, then one Class B common share held by the first qualified transferee will automatically convert into one Class A common share for every 49 OP units transferred by the first qualified transferee. In such case, if the first qualified transferee does not own a sufficient number of Class B common shares, then the initial transferor will be responsible for the deficiency in Class B common shares, and a number of Class A common shares equal to such deficiency held by the initial transferor (or, if the initial transferor does now own sufficient Class B common shares, then one or more other qualified transferees of such initial transferor) will automatically convert into one Class A common share for every 49 OP units. Notwithstanding the foregoing, any Class B common shares transferred to a transferee other than a qualified transferee will automatically convert into an equal number of Class A common shares.

The Class A OP units are redeemable for cash or, at the Issuer’s election, Class A common shares on a one-for-one basis beginning one year after the date of issuance (subject to certain limitations set forth in the Agreement of Limited Partnership of the Operating Partnership, as amended (the “Operating Partnership Agreement”). The Series C OP units are convertible at any time into Class A OP units. If holders of Series C OP units have not exercised such conversion right by the earlier of (i) the third anniversary of the date of original issuance of the Series C OP units or (ii) the date of commencement of the dissolution, liquidation or winding up of the Operating Partnership, then the Series C OP units will automatically convert into Class A OP units. The number of Class A OP units into which the Series C OP units will convert is set forth in the Operating Partnership Agreement. The Series D OP units are automatically convertible into Class A OP units on a one-for-one basis only after the later of (1) 30 months after the date of issuance and (2) the earlier of (i) the date on which adjusted funds from operations per Class A common share aggregates $0.80 or more over four consecutive quarters following the closing of the Management Internalization on June 10, 2013 or (ii) the date on which the daily closing price of the Class A common shares on the New York Stock Exchange averages $18.00 or more for two consecutive quarters following the closing of the Management Internalization on June 10, 2013. The Series E OP units will automatically convert into Series D OP units, or if the Series D OP units have previously converted into Class A OP units, into Class A OP units, on February 29, 2016, in an amount based on a performance-based earn-out formula set forth in the Operating Partnership Agreement.

In November 2012, AH LLC entered into a subscription agreement with the Issuer for an option to purchase $50 million of Class A shares for cash at $15.00 per share. On April 16, 2013, the subscription agreement was amended to provide for net share settlement of the option. AH LLC exercised the option in April 2013 and received 434,783 Class A common shares upon the exercise of the option.

Pursuant to a share purchase agreement dated as of July 18, 2013, AH LLC agreed to purchase $50 million of the Issuer’s Class A common shares in a private placement concurrently with the completion of the Issuer’s IPO. The shares were priced at the initial public offering price set forth on the cover of the Issuer’s IPO prospectus, which was $16.00 per Class A common share. Accordingly, on August 6, 2013, AH LLC purchased 3,125,000 Class A common shares from the Issuer for $50 million in cash. AH LLC funded the acquisition of the Class A common shares with available cash on hand.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the common shares reported herein solely for investment purposes in consideration for the assets and operations contributed by the Reporting Persons.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Reporting Persons entered into lock-up agreements with respect to the Class A common shares and securities exchangeable or exercisable for Class A common shares owned by the Reporting Persons. The lock-up agreements restrict the direct or indirect sale of such securities for 180 days after the date of pricing of the IPO, which occurred on July 31, 2013, without the prior written consent of the underwriters. Following completion of the lockup period, the Reporting Persons may hold, sell or otherwise dispose of the common shares and OP units, pursuant to federal and state securities laws and any other contractual obligations.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Class A common shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Operating Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b) The aggregate number and percentage of Class A common shares and OP units beneficially owned by the Reporting Persons (on the basis of a total of 178,238,572 Class A common shares, 13,787,292 Class A OP units, 31,085,974 Series C OP units, 4,375,000 Series D OP units, and 4,375,000 Series E OP units (excluding OP units held by the Issuer) issued and outstanding as of the closing of the IPO and the concurrent private placements) is as follows:

(a) Amount beneficially owned: 60,484,049 Class A common shares and OP units, including 6,860,783 Class A common shares and the following OP units: 13,787,292 Class A units, 31,085,974 Series C units, 4,375,000 Series D units and 4,375,000 Series E units; Percentage 26.1% of all Class A common shares and OP units.

(b) Number of shares to which the Reporting Persons have:

i.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

ii.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

iii.	Sole power to dispose or to direct the disposition of: See line 9 of cover sheets.

iv.	Shared power to dispose or to direct the disposition of: See line 10 of cover sheets.

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class A common shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons hereby reference the disclosures contained in Item 4 of this Schedule 13D regarding the Contribution Agreements and the Share Purchase Agreement and make the following additional disclosures:

Registration Rights Agreement

Pursuant to a registration rights agreement dated as of June 10, 2013, as amended on July 18, 2013, the Issuer has agreed to file a shelf registration statement with the SEC, once the Issuer is eligible, to register for resale the Class A common shares and securities convertible into Class A common shares that are held by the Reporting Persons.

Lock-up Agreement

Pursuant to a Lock-Up Agreement which was entered into by the Issuer and the underwriters in connection with the Issuer’s IPO, the Reporting Persons agreed not to dispose of the Class A common shares held by the Reporting Persons for a period of 180 days following the pricing of the IPO, which occurred on July 31, 2013, without the prior written consent of the representatives of the underwriters.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Amended and Restated Contribution Agreement, dated December 28, 2012, by and among American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent, Properties One LLC and American Homes 4 Rent, LLC (incorporated by reference from Exhibit 2.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-11 filed on June 25, 2013)

Exhibit B	First Amendment to Amended and Restated Contribution Agreement , dated January 30, 2013, by and among American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent, Properties One LLC and American Homes 4 Rent, LLC (incorporated by reference from Exhibit 2.2 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-11 filed on June 25, 2013)

Exhibit C	Second Amendment to Amended and Restated Contribution Agreement, dated March 18, 2013, by and among American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent, Properties One LLC and American Homes 4 Rent, LLC (incorporated by reference from Exhibit 2.3 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-11 filed on June 25, 2013)

Exhibit D	Contribution Agreement, dated February 25, 2013, by and among American Homes 4 Rent, LLC, American Homes 4 Rent, American Homes 4 Rent, L.P. and AH4R Properties Holdings, LLC (incorporated by reference from Exhibit 2.4 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-11 filed on June 25, 2013)

Exhibit E	Contribution Agreement, dated May 28, 2013, by and among American Homes 4 Rent, LLC, American Homes 4 Rent and American Homes 4 Rent, L.P. (incorporated by reference from Exhibit 2.5 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-11 filed on June 25, 2013)

Exhibit F	Contribution Agreement, dated June 11, 2013, by and among American Homes 4 Rent, LLC, Alaska Permanent Fund Corporation, American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent I, LLC and American Homes 4 Rent TRS, LLC (incorporated by reference from Exhibit 2.6 to Amendment No. 1 the Issuer’s Registration Statement on Form S-11 filed on June 25, 2013)

Exhibit G	Registration Rights Agreement, dated June 10, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference from Exhibit 10.8 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-11 filed on June 25, 2013)

Exhibit H	Investor Subscription Agreement, dated November 21, 2012, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference from Exhibit 10.10 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-11 filed on June 25, 2013)

Exhibit I	Amendment to Investor Subscription Agreement, dated April 16, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference from Exhibit 10.11 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-11 filed on June 25, 2013)

Exhibit J	Share Purchase Agreement, dated July 18, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference from Exhibit 10.20 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-11 filed on July 19, 2013)

Exhibit K	Amendment to Registration Rights Agreement, dated July 18, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference from Exhibit 10.21 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-11 filed on July 19, 2013)

Exhibit 99.1	American Homes 4 Rent, LLC Lock-Up Agreement (filed herewith)

Exhibit 99.2	David P. Singelyn Lock-Up Agreement (filed herewith)

Exhibit 99.3	Joint Filing Agreement Pursuant to Section 240.13d-1(k)(1) (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2013

AMERICAN HOMES 4 RENT, LLC

By:	/s/ David P. Singelyn
Name:	David P. Singelyn
Title:	Manager

/s/ David P. Singelyn
David P. Singelyn